1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2011
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date October 25, 2011	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT
2011 THIRD QUARTERLY REPORT

1	IMPORTANT NOTICE

1.1

The board of directors (the "Board"), the supervisory committee, the directors (the "Directors"), supervisors and senior management of Aluminum Corporation of China Limited* (the "Company") guarantee that this report contains no false representation, misleading statement or material omission. All of them jointly and severally accept responsibility for the truthfulness, accuracy and completeness of the contents of this report.

1.2	All the Directors attended the Board meeting.

1.3	The financial report of the Company in this third quarterly report has not been audited.

1.4	Name of Person-in-charge of the Company	Xiong Weiping
	Name of Person-in-charge of Accounting	Liu Caiming
	Name of Head of the Accounting Department	Lu Dongliang

Xiong Weiping, Person-in-charge of the Company, Liu Caiming, Person-in-charge of accounting, and Lu Dongliang, Head of the Accounting Department warrant the truthfulness and completeness of the financial statements in this quarterly report.

2	COMPANY PROFILE

2.1	Principal accounting data and financial indicators

Currency: RMB

			Change from
	The end of the	The end of the	the end of
	reporting period	previous year	the previous year
			(%)

Total assets (Thousand RMB)	154,535,242.00	141,322,039.00	9.35
Owner's equity
(or shareholders' equity)
(Thousand RMB)	52,560,043.00	51,608,147.00	1.84
Net assets per share attributable to
shareholders of the listed Company
(RMB per share)	3.89	3.82	1.83

	From the beginning
	of the year to
	the end of
	the reporting period	Change from
	(January to	the same period
	September)	last year
		(%)

Net cash flow from operating activities
(Thousand RMB)	3,640,593.00	-32.77
Net cash flow per share generated from
operating activities (RMB per share)	0.27	-32.77

		From the beginning
		of the year to
		the end of the
	The reporting	reporting period	Change from
	period (July to	(January to	the same period
	September)	September)	last year
			(%)

Net profit attributable to shareholders
of the Company (Thousand RMB)	554,987.00	967,567.00	N/A
Basic earnings per share
(RMB per share)	0.042	0.072	N/A
Basic profit per share after
non-recurring profit and loss
(RMB per share)	0.016	0.039	N/A
Diluted earnings per share
(RMB per share)	0.041	0.072	N/A
Return on net assets
(weighted average) (%)	1.05	1.84	N/A
Return on net assets after
non-recurring profit and loss
(weighted average) (%)	0.39	1.00	N/A

Deducting non-recurring profit and loss items and amount:

Unit: RMB'000 Currency: RMB

Amount from
the beginning of
the year to
the end of
the reporting
period (January
Items	to September)

Profit and loss from disposal of non-current assets	11,985
Government subsidies included in the profit and loss
for the period (excluding government subsidies closely
related to the business of the Company and are of fixed
amount or fixed quantity in accordance with the unified national standards)	38,003
Except for the hedging business that is related to the
ordinary business of the Company, the fair value gains
or losses arising from held-for-trading financial assets
and liabilities and investment income from disposing
held-for-trading financial assets and liabilities and
available-for-sale financial assets	486,426
Written back of the provision for impairment of
accounts receivable that is individually tested for impairment	23,902
Other non-operating income and expenses other than above items	-8,676
Other non-recurring profit and loss items	11,576
Impact on income tax	-126,027
Impact on minority interests (after tax)	2,666

Total	439,855

2.2	Total number of shareholders and the top ten shareholders not subject to trading moratorium as at the end of the reporting period

Unit: Share

Total number of shareholders as at the end of the reporting period	563,883

The top ten shareholders of tradable shares not subject to trading moratorium

	Number of
	tradable shares
	not subject
	to trading
	moratorium held
	as at the end
Name of shareholders (in full)	of the period	Class

Aluminum Corporation of China	5,214,407,195	RMB denominated ordinary shares
HKSCC Nominees Limited	3,925,476,778	Overseas listed foreign shares
China Cinda Assets Management Corporation	800,759,074	RMB denominated ordinary shares
China Construction Bank Corporation Limited	686,895,697	RMB denominated ordinary shares
Guokai Financial Limited Company	425,168,145	RMB denominated ordinary shares
Baotou Aluminum (Group) Co., Ltd.	350,237,795	RMB denominated ordinary shares
Lanzhou Aluminum Factory	79,472,482	RMB denominated ordinary shares
Guizhou Provincial Materials Development and	69,149,065	RMB denominated ordinary shares
Investment Corporation
ICBC - Shanghai 50 ETF Index Securities Investment Fund	25,732,505	RMB denominated ordinary shares
Bank of Communications - E Fund	20,763,712	RMB denominated ordinary shares
50 Index Securities Investment Fund

3	SIGNIFICANT EVENTS

3.1	Material changes in major accounting items and financial indicators and the reasons thereof

Applicable	Not Applicable

1.	Gains from changes in fair value increased by 92%, mainly attributable to the increase in the floating gains from the futures business of the Group.

2.	Operating profit increased by 143%, mainly attributable to the increase in the sales and gross profit of principal products of the Group.

3.	Non-operating income decreased by 54%, mainly attributable to the decrease in the government subsidies received by the Group as compared with the same period last year.

4.	Non-operating expenses decreased by 48%, mainly attributable to the decrease in expenses for donation of the Group as compared with the same period last year.

5.	Total profit increased by 115%, mainly attributable to the increase in sales and gross profit of principal products of the Group.

6.	Income tax expenses increased by 143%, mainly attributable to the significant increase in earnings of the Group.

7.	Net profit increased by 109%, mainly attributable to the increase in sales and gross profit of principal products of the Group.

8.	Net profit attributable to owners of the parent company increased by 134%, mainly attributable to the increase in sales and gross profit of principal products of the Group.

9.	Minority interests increased by 71%, mainly attributable to the increase in sales and gross profit of principal products.

10.	Financial assets available for sale increased by 645%, mainly attributable to the increase in the floating gains from the futures business of the Group.

11.	Bills receivable increased by 78%, mainly attributable to the increase in notes collected during sales collection given a tightened monetary market.

12.	Accounts receivable increased by 160%, mainly attributable to the increase in unsettled amount of sales given a tightened monetary market.

13.	Prepayments increased by 146%, mainly attributable to the increase in prepayments for procurement by the Group with a view to securing a stable market supply and expanding its business.

14.	Non-current assets due within one year decreased by 82%, mainly attributable to the collection of deposits upon execution of contracts.

15.	Long-term equity investments increased by 46%, mainly attributable to the increase in investments in associated companies and joint ventures as well as investment gain.

16.	Intangible assets increased by 36%, mainly attributable to the increase in mine exploration rights.

17.	Long-term deferred expenditures increased by 133%, mainly attributable to the recognition of expenditures of mine exploitation for the period.

18.	Short-term borrowings increased by 52%, mainly attributable to the increase in external debt financing by means of short-term borrowings.

19.	Bills payable increased by 83%, mainly attributable to a proper increase in bill settlement methods during procurement in response to the tightened monetary market.

20.	Accounts payable increased by 52%, mainly attributable to a proper reduction of cash settlement during procurement in response to the tightened monetary market.

21.	Payment received in advance increased by 40%, mainly attributable to the increase in payment received in advance in respect of aluminum oxide and aluminum ingots.

22.	Interests payable increased by 33%, mainly attributable to the increase in the size of loans and loan interest rates.

23.	Non-current liabilities due within one year decreased by 67%, mainly attributable to the repayment of long-term borrowings that are due within one year.

24.	Debentures payable increased by 65%, mainly attributable to the issue of RMB5.0 billion medium-term notes and RMB800 million corporate bonds.

25.	Long-term payables decreased by 50%, mainly attributable to the settlement of long-term mine exploitation payables.

26.	Special payables decreased by 45%, mainly attributable to special payables being carried over to capital reserves upon completion of certain projects for the period.

27.	Special reserve increased by 45%, mainly attributable to the amount of provisions made for production safety fees for the period.

3.2	Progress of significant events and effects thereof and analysis on solutions

Applicable	Not Applicable

3.3	Implementation of undertakings by the Company, its shareholders and de facto controller

Applicable	Not Applicable

During the A share issue of the Company, Chinalco undertook to sell to the Company the pseudo-boehmite business within a certain period of time following the listing of the Company's A shares.

Both Shanxi Aluminum Plant, a wholly-owned subsidiary of Chinalco, and the Shandong branch of the Company had minor activities in relation to the pseudo-boehmite business. However, as the pseudo-boehmite business was not among the principal activities of the Company, the revenue from this segment made up an insignificant portion of the Company's revenue. Further, the sales locations of pseudo-boehmite of Shandong branch and Shanxi Aluminum Plant are different. In this regard, the competition between Chinalco and the Company in respect of pseudo-boehmite business is limited. As at the date of this report, Chinalco's pseudo-boehmite business has not met the requirement of injection into the Company in terms of profitability and property ownership. The Company will complete the acquisition of such business when the conditions become mature.

3.4

Warning on any potential loss in accumulated net profit for the period from the beginning of the year to the end of the next reporting period or any material change from the corresponding period of last year and the reason thereof

Applicable	Not Applicable

3.5	Implementation of cash dividend policy during the reporting period

The terms for the distribution of cash dividend were prescribed in the articles of association of the Company (the "Articles"): the Company should implement proactive methods of profit distribution and give priority to cash dividends.

The proposal for final dividend distribution of the Company for the year 2010 was considered and approved at the 2010 Annual General Meeting on 31 May 2011, pursuant to which a cash dividend of RMB0.0114 (tax inclusive) per share was distributed on 27 July 2011.

Aluminum Corporation of China Limited*
Legal representative: Xiong Weiping

4	APPENDICES

4.1	Consolidated Balance Sheet
As at 30 September 2011
Prepared by: Aluminum Corporation of China Limited*

Unit: Thousand, RMB Unaudited

Items	Closing balance	Opening balance

Current assets:
Cash and cash equivalents	10,306,951	9,495,645
Settlement reserve
Placements with banks and
other financial institutions
Held-for-trading financial assets	128,273	17,208
Bills receivable	3,532,216	1,981,570
Accounts receivable	3,344,696	1,288,403
Prepayments	5,299,493	2,151,423
Premiums receivable
Receivables from reinsurers
Deposits receivable from
reinsurance agreements
Interest receivable
Dividends receivable
Other receivables	2,060,433	1,641,904
Purchases of resold financial assets
Inventories	23,072,417	21,780,047
Non-current assets due within one year	28,000	154,270
Other current assets	3,338,267	2,814,077

Total current assets	51,110,746	41,324,547

Non-current assets:
Entrusted loans and advances granted
Financial assets available for sale
Held-to-maturity investments
Long-term receivables
Long-term equity investments	3,287,091	2,248,054
Investment properties
Fixed assets	72,320,413	72,721,863
Construction in progress	19,645,929	17,785,906
Construction materials	190,555	270,903
Disposals of fixed assets
Biological assets for production
Oil and gas assets
Intangible assets	3,872,975	2,852,086
Development expenses
Goodwill	2,362,735	2,362,735
Long-term deferred expenditures	325,301	139,454
Deferred income tax assets	1,268,862	1,410,781
Other non-current assets	150,635	205,710
Total non-current assets	103,424,496	99,997,492

Total assets	154,535,242	141,322,039

Current liabilities:
Short-term borrowings	31,387,344	20,589,680
Borrowings from central bank
Deposit taking and deposit in
inter-bank market
Placements from banks and
other financial institutions
Held-for-trading financial liabilities	7,425	8,559
Bills payable	3,733,111	2,037,042
Accounts payable	6,577,775	4,339,300
Payments received in advance	1,384,237	988,740
Disposal of repurchased financial assets
Handling charges and commissions payable
Staff remuneration payable	698,426	635,995
Taxes payable	462,988	486,782
Interest payable	477,632	359,990
Dividends payable	89,847	89,272
Other payables	4,185,381	4,916,412
Reinsurance accounts payable
Deposits for insurance contracts
Agent brokerage fee
Agent underwriting fee
Non-current liabilities due within one year	3,452,017	10,408,078
Other current liabilities	10,017,320	10,873,697

Total current liabilities	62,473,503	55,733,547

Non-current liabilities:
Long-term borrowings	17,977,503	18,807,664
Debentures payable	14,700,968	8,916,203
Long-term payables	8,330	16,710
Special payables	163,056	293,972
Projected liabilities
Deferred income tax liabilities
Other non-current liabilities	393,745	367,088
Total non-current liabilities	33,243,602	28,401,637

Total liabilities	95,717,105	84,135,184

Owner's equity (or shareholder's equity):
Paid-up capital (or share capital)	13,524,488	13,524,488
Capital reserve	13,736,616	13,627,580
Less: Treasury stock
Special reserve	105,207	72,579
Surplus reserve	5,867,557	5,867,557
General risk provision
Retained profit	19,343,751	18,530,036
Foreign currency translation differences	-17,576	-14,093
Total owner's equity attributable to
the parent company	52,560,043	51,608,147
Minority interests	6,258,094	5,578,708
Total owner's equity	58,818,137	57,186,855

Total liabilities and owner's equity	154,535,242	141,322,039

Legal Representative	Person-in-charge	Head of Accounting
of the Company:	of Accounting:	Department:
Xiong Weiping	Liu Caiming	Lu Dongliang

Balance Sheet of the Parent Company
As at 30 September 2011
Prepared by: Aluminum Corporation of China Limited*

Unit: Thousand RMB, Unaudited

Items	Closing balance	Opening balance

Current assets:
Cash and cash equivalents	3,804,580	5,400,828
Held-for-trading financial assets	64,297	0
Bills receivable	1,797,506	1,233,870
Accounts receivable	2,614,029	1,356,162
Prepayments	1,242,981	509,588
Interest receivable
Dividends receivable	127,374	141,651
Other receivables	4,153,855	4,360,996
Inventories	12,676,041	11,244,601
Non-current assets due within one year	28,000	28,000
Other current assets	1,508,350	731,426

Total current assets	28,017,013	25,007,122

Non-current assets:
Financial assets available for sale
Held-to-maturity investments
Long-term receivables
Long-term equity investments	16,249,578	13,895,912
Investment properties
Fixed assets	43,891,413	45,820,236
Construction in progress	14,952,479	11,621,071
Construction materials	134,790	198,082
Disposal of fixed assets
Biological assets for production
Oil and gas assets
Intangible assets	1,613,025	1,217,184
Development expenses
Goodwill	2,330,945	2,330,945
Long-term deferred expenditures	201,011	57,622
Deferred income tax assets	894,826	940,422
Other non-current assets	180,431	180,965
Total non-current assets	80,448,498	76,262,439

Total assets	108,465,511	101,269,561

Current liabilities:
Short-term borrowings	15,590,000	7,000,000
Held-for-trading financial liabilities	0	4,876
Bills payable	10,000	33,490
Accounts payable	2,568,288	2,388,614
Payments received in advance	272,763	299,476
Staff remuneration payables	445,252	396,039
Taxes payable	235,545	268,303
Interests payable	424,088	307,477
Dividends payable
Other payables	2,676,273	2,949,082
Non-current liabilities due within one year	662,555	7,777,105
Other current liabilities	10,015,354	10,171,911

Total current liabilities	32,900,118	31,596,373

Non-current liabilities:
Long-term borrowings	9,477,502	8,860,277
Debentures payable	13,905,691	8,916,203
Long-term payables	8,330	16,710
Special payables	159,804	181,520
Projected liabilities
Deferred income tax liabilities
Other non-current liabilities	288,329	256,730
Total non-current liabilities	23,839,656	18,231,440

Total liabilities	56,739,774	49,827,813

Owner's equity (or shareholder's equity):
Paid-up capital (or share capital)	13,524,488	13,524,488
Capital reserve	14,251,840	14,251,314
Less: Treasury stock
Special reserve	53,669	29,584
Surplus reserve	5,867,557	5,867,557
General risk provision
Retained profit	18,028,183	17,768,805

Total owner's equity
(or shareholder's equity)	51,725,737	51,441,748

Total liabilities and owners' equity
(or shareholder's equity)	108,465,511	101,269,561

Legal Representative	Person-in-charge	Head of Accounting
of the Company:	of Accounting:	Department:
Xiong Weiping	Liu Caiming	Lu Dongliang

4.2	Consolidated income statement
Prepared by: Aluminum Corporation of China Limited*

Unit: Thousand RMB, Unaudited

From the
			From the	beginning of
			beginning	previous year
			of year to	to the end of
			the end of the	the reporting
	Amount for	Amount for	reporting	period of the
	the period	the previous	period	previous year
	(July to	year (July to	(January	(January to
Items	September)	September)	to September)	September)

1.	Total operating revenue	41,644,993	28,794,263	107,614,742	88,572,732
Including:	Operating revenue	41,644,993	28,794,263	107,614,742	88,572,732
Interest income
Premiums earned
Handling charges
and commission income

2.	Total cost of operations	41,203,774	29,035,325	106,805,555	88,550,425
Including:	Operating cost	39,095,618	27,479,116	100,808,145	83,193,278
	Interest expenses
	Handling charges
	and commission expenses
	Returned premium
	Net expenditure
	for compensation payments
	Net provision for
	insurance deposits
	Policyholder dividend expenses
	Reinsurance costs
	Business tax and surcharges	93,990	81,686	259,355	253,371
	Selling expenses	405,353	369,440	1,166,860	1,157,522
	Administrative expenses	692,166	483,233	1,860,285	1,722,458
	Finance expenses	821,934	624,282	2,342,399	1,922,756
	Loss on asset impairment	94,713	-2,432	368,511	301,040
Add:	Gains on fair value changes
	(loss stated with "-")	103,503	-26,711	126,560	65,892
	Investment income
	(loss stated with "-")	424,419	122,679	823,269	634,904
Including:	Investment income
	from associated companies
	and joint ventures	116,649	91,214	447,540	362,600
	Foreign currency exchange gains
	(loss stated with "-")

3.	Operating profit (loss stated with "-")	969,141	-145,094	1,759,016	723,103
Add:	Non-operating income	24,719	55,338	75,150	164,022
Less:	Non-operating expenses	13,221	13,951	22,517	42,963
Including:	Net loss from disposal
	of non-current assets	1,523	1,080	3,192	7,718

4.	Total profit (total loss stated with "-")	980,639	-103,707	1,811,649	844,162
Less:	Income tax expenses	221,340	-310	360,520	148,587

5.	Net profit (net loss stated with "-")	759,299	-103,397	1,451,129	695,575
	Net profit attributable to owners
	of the parent company	554,987	-117,807	967,567	412,789
	Minority interests	204,312	14,410	483,562	282,786

6.	Earnings per share:
	(i) Basic earnings per share	0.042	-0.009	0.072	0.031
	(ii) Diluted earnings per share	0.041	-0.009	0.072	0.031

7.	Other comprehensive income	12,191	84,310	-3,483	39,726

8.	Total comprehensive income	781,859	-19,087	1,458,016	735,301
	Total comprehensive income
	attributable to owners of
	the Parent Company	593,222	-33,497	990,128	452,515
	Total comprehensive
	income attributable to
	minority shareholders	188,637	14,410	467,888	282,786

Legal Representative	Person-in-charge	Head of Accounting
of the Company:	of Accounting:	Department:
Xiong Weiping	Liu Caiming	Lu Dongliang

Income Statement of the Parent Company
Prepared by: Aluminum Corporation of China Limited*

Unit: Thousand RMB, Unaudited

From the
beginning of the
			From the	previous year
			beginning	to the end of
			of the year to	the reporting
			the end of	period of
	Amount for	Amount for	the reporting	the previous
	the period	the previous	period	year
	(July to	year (July to	(January to	(January to
Items	September)	September)	September)	September)

1.	Operating revenue	12,679,416	10,619,404	35,512,388	32,859,325
Less:	operating costs	11,358,926	10,106,111	31,961,116	29,901,935
	Business tax and surcharges	53,255	55,207	156,589	167,704
	Selling expenses	253,972	210,376	691,564	686,671
	Administrative expenses	419,970	307,094	1,132,358	1,105,543
	Finance expenses	457,678	321,147	1,311,228	1,068,595
	Loss on assets impairment	-375	-1,874	246,580	87,270
Add:	Gains on fair value changes
	(loss stated with "-")	64,119	250	69,174	29,585
	Investment income
	(loss stated with "-")	169,589	484,780	357,527	689,204
Including:	Investment income
	from associated companies
	and joint ventures	40,934	22,050	197,171	189,439

2.	Operating profit (loss stated with "-")	369,698	106,373	439,654	560,396
Add:	Non-operating income	18,154	45,502	35,633	89,005
Less:	Non-operating expenses	9,140	8,408	16,463	28,950
Including:	Net loss from disposal
	of non-current assets	1,378	161	2,903	6,572

3.	Total profit (total loss stated with "-")	378,712	143,467	458,824	620,451
Less:	Income tax expenses	77,246	104,638	45,595	142,589

4.	Net profit (net loss stated with "-")	301,466	38,829	413,229	477,862

5.	Earnings per share:
(i) Basic earnings per share
(ii) Diluted earnings per share

6.	Other comprehensive income

7.	Total comprehensive income	301,466	38,829	413,229	477,862

Legal Representative	Person-in-charge	Head of Accounting
of the Company:	of Accounting:	Department:
Xiong Weiping	Liu Caiming	Lu Dongliang

4.3	Consolidated Cash Flow Statement
January to September 2011
Prepared by: Aluminum Corporation of China Limited*

Unit: Thousand RMB, Unaudited

From the
	From the	beginning of the
	beginning of	previous year to
	the year to	the end of the
	the end of	reporting period
	the reporting	of the previous
	period (January	year (January
Items	to September)	to September)

1.	Cash flow from operating activities:
	Cash received from product sales and
	rendering of services	129,321,813	107,596,248
	Net increase in deposits from
	customers and placements from banks
	and other financial institutions
	Net increase in borrowings from central bank
	Net increase in placements from
	other financial institutions
	Cash received from premiums
	of original insurance contracts
	Net cash received from reinsurance business
	Net increase in deposits from
	policyholders and investments
	Net increase in disposal of
	held-for-trading financial assets
	Cash received from interest,
	handling charges and commissions
	Net increase in capital due to
	banks and other financial institutions
	Net increase in repurchases
	Refund of tax and levies received	308,603	123,925
	Other cash received relating
	to operating activities	179,125	213,858
	Sub-total of cash inflow
	from operating activities	129,809,541	107,934,031
	Cash paid for purchase of
	goods and receipt of services	115,999,906	93,592,513
	Net increase in loans and advances to customers
	Net increase in placements with central bank
	and other financial institutions
	Cash paid for claims on
	original insurance contracts
	Cash payment for interest, handling
	charges and commissions
	Cash payment for policyholder dividend
	Cash paid to and on behalf of employees	4,593,760	4,678,102
	Taxes and surcharges paid	3,059,520	2,481,205
	Other cash paid relating to operating activities	2,515,762	1,767,106
	Sub-total of cash outflow from
	operating activities	126,168,948	102,518,926

	Net cash flow from operating activities	3,640,593	5,415,105

2.	Cash flows from investment activities:
	Cash received from disposal of investments	0	510,826
	Cash received from returns on investments	125,499	1,520
	Net cash received from disposal of fixed assets,
	intangible assets and other long-term assets	63,019	131,429
	Net cash received from disposal of subsidiaries
	and other operating entities
	Other cash received relating to
	investment activities	484,549	429,605
	Sub-total of cash inflow from
	investment activities	673,067	1,073,380
	Cash paid to acquire fixed assets,
	intangible assets and other long-term assets	6,931,045	6,082,775
	Cash paid for investment	1,149,562	781,569
	Net increase in pledged loans
	Net cash paid for acquisition of
	subsidiaries and other operating entities	0	-22,893
	Other cash paid relating to investment activities	148,192	697,166
	Sub-total of cash outflow from
	investment activities	8,228,799	7,538,617

	Net cash flows from investment activities	-7,555,732	-6,465,237

3.	Cash flow from financing activities:
	Proceeds received from investments	0	201,040
Including:	Proceeds received by subsidiaries
	from minority shareholders'
	investment	0	201,040
Cash received from borrowings	39,930,128	23,513,465
Cash received from issue of debentures	15,747,500	12,724,470
Other cash received relating to
financing activities
Sub-total of cash inflow from
financing activities	55,677,628	36,438,975
Cash paid for repayment	47,503,128	32,558,619
Cash paid for dividend and profit
distribution or interest repayment	3,301,755	2,265,760
Including:	Dividend and profit paid
	by subsidiaries to
	minority shareholders	46,160	102,890
	Other cash paid relating to financing activities	0	29,410
	Sub-total of cash outflow from
	financing activities	50,804,883	34,853,789

	Net cash flows from financing activities	4,872,745	1,585,186

4.	Effect on cash and cash equivalents due to
	change in foreign currency exchange rate	0	48,845

5.	Net increase in cash and cash equivalents	957,606	583,899
Add:	Balance of cash and
	cash equivalents at
	the beginning of the period	8,982,710	7,401,410

6.	Balance of cash and cash equivalents at
	the end of the period	9,940,316	7,985,309

Legal Representative	Person-in-charge	Head of Accounting
of the Company:	of Accounting:	Department:
Xiong Weiping	Liu Caiming	Lu Dongliang

Cash Flow Statement of the Parent Company
January to September 2011
Prepared by: Aluminum Corporation of China Limited*

Unit: Thousand RMB, Unaudited

From the
beginning of the
	From the	previous year to
	beginning of the	the end of the
	year to the end	reporting period
	of the reporting	of the previous
	period (January	year (January
Items	to September)	to September)

1.	Cash flow from operating activities:
	Cash received from product sales
	and rendering of services	40,548,465	35,845,084
	Refund of tax and levies received
	Other cash received relating to
	operating activities	73,411	126,899
	Sub-total of cash inflow from
	operating activities	40,621,876	35,971,983
	Cash paid for purchase of goods and
	receipt of services	33,867,650	25,494,428
	Cash paid to and on behalf of employees	3,304,250	3,452,046
	Taxes and surcharges paid	1,873,044	1,919,516
	Other cash paid relating to operating activities	1,502,070	1,920,116
	Sub-total of cash outflow from
	operating activities	40,547,014	32,786,106

	Net cash flow from operating activities	74,862	3,185,877

2.	Cash flows from investment activities:
	Cash received from disposal of investments	228,000	510,826
	Cash received from returns on investments	231,948	68,831
	Net cash received from disposal of fixed assets,	36,592	305,916
	intangible assets and other long-term assets
	Net cash received from disposal of subsidiaries
	and other operating entities
	Other cash received relating to
	investment activities	1,500,136	340,223
	Sub-total of cash inflow from
	investment activities	1,996,676	1,225,796
	Cash paid to acquire fixed assets, intangible
	assets and other long-term assets	4,891,691	3,864,631
	Cash paid for investment	3,943,666	71,325
	Net cash paid for acquisition of
	subsidiaries and other operating entities	50,000	826,554
	Other cash paid relating to investment activities	46,264	584,166
	Sub-total of cash outflow from
	investment activities	8,931,621	5,346,676

	Net cash flows from investment activities	-6,934,945	-4,120,880

3.	Cash flows from financing activities:
	Proceeds received from investments
	Cash received from borrowings	22,795,000	7,110,000
	Cash received from bond issue	14,947,500	12,049,833
	Other cash received relating to
	financing activities
	Sub-total of cash inflow from
	financing activities	37,742,500	19,159,833
	Cash paid for repayment	30,708,575	16,925,167
	Cash paid for dividend and profit
	distribution or interest repayment	1,938,281	1,083,094
	Other cash paid relating to financing activities
	Sub-total of cash outflow from
	financing activities	32,646,856	18,008,261

	Net cash flows from financing activities	5,095,644	1,151,572

4.	Effect on cash and cash equivalents due to
	change in foreign currency exchange rate	453	21,064

5.	Net increase in cash and cash equivalents	-1,763,986	237,633
Add:	Balance of cash and cash
	equivalents at the beginning
	of the period	5,343,707	4,350,873

6.	Balance of cash and cash equivalents at
	the end of the period	3,579,721	4,588,506

Legal Representative	Person-in-charge	Head of Accounting
of the Company:	of Accounting:	Department:
Xiong Weiping	Liu Caiming	Lu Dongliang

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
25 October 2011

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary